SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
U.S. REALTY PARTNERS LIMITED PARTNERSHIP
(Name of Subject Company)
U.S. REALTY PARTNERS LIMITED PARTNERSHIP
(Name of Person(s) Filing Statement)
Depository Unit Certificates
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000
(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF DeWaay Premier Fund, LLC, MPF DeWaay Fund 4, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Special Fund 8, LLC, MPF Acquisition Co. 3, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”), to purchase up to 244,400 of the outstanding depository unit certificates (“Units”) of U.S. Realty Partners Limited Partnership, at a price of $4.50 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between June 21, 2007 and August 2, 2007, or such other date to which the offer may be extended by the Offerors. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of June 21, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2007.
     ITEM 1. SUBJECT COMPANY INFORMATION.
     The name of the subject company is U.S. Realty Partners Limited Partnership, a Delaware limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the depository unit certificates of the Partnership. As of March 31, 2007, 1,222,000 Units were outstanding.
     ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s corporate general partner is U.S. Realty I Corporation (the “Corporate General Partner”), a South Carolina corporation. The Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase up to 244,400 Units of the Partnership in cash, at a price of $4.50 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on June 21, 2007. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.

     ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on the Corporate General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for (i) certain payments to affiliates for services and (ii) reimbursement of certain expenses incurred by affiliates of the Corporate General Partner on behalf of the Partnership.
     Affiliates of the Corporate General Partner receive 5% of gross receipts from the Partnership’s properties as compensation for providing property management services. The Partnership paid to such affiliates approximately $30,000 and $47,000 for the three months ended March 31, 2007 and 2006, respectively, and approximately $184,000 and $173,000 for the years ended December 31, 2006 and 2005, respectively.
     Affiliates of the Corporate General Partner charged the Partnership reimbursement of accountable administrative expenses amounting to approximately $33,000 and $29,000 for the three months ended March 31, 2007 and 2006, respectively, and approximately $101,000 and $123,000 for the years ended December 31, 2006 and 2005, respectively. A portion of these reimbursements are for construction management services provided by an affiliate of the Corporate General Partner in the amount of approximately $12,000 and $8,000 for the three months ended March 31, 2007 and 2006, respectively, and approximately $31,000 and $44,000 for the years ended December 31, 2006 and 2005, respectively.
     During the year ended December 31, 2005, an affiliate of the Corporate General Partner advanced the Partnership approximately $260,000 to fund capital improvements. During 2005, the Partnership repaid advances and accrued interest of approximately $479,000. There were no such advances or payments made during the three months ended March 31, 2007 nor during the year ended December 31, 2006. In accordance with the Partnership Agreement, interest was charged at prime plus 2%. Interest expense related to these advances was approximately zero and $19,000 for the years ended December 31, 2006 and 2005, respectively.
     The Partnership insures its properties up to certain limits through coverage provided by Apartment Investment and Management Company (“AIMCO”) which is generally self-insured for a portion of losses and liabilities related to workers compensation, property casualty, general liability and vehicle liability. The Partnership insures its properties above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the Corporate General Partner. During the three months ended March 31, 2007, the Partnership was charged by AIMCO and its affiliates approximately $82,000 for hazard insurance coverage and fees associated with policy claims administration. Additional charges will be incurred by the Partnership during 2007 as other insurance policies renew later in the year. The Partnership was charged by AIMCO and its affiliates approximately $98,000 and $47,000 for insurance coverage and fees associated with policy claims administration during the years ended December 31, 2006 and 2005, respectively.

     In addition to its indirect ownership of the general partner interests in the Partnership, AIMCO and its affiliates owned 899,295 Units in the Partnership representing 73.59% of the outstanding Units at March 31, 2007. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the Corporate General Partner. As a result of its ownership of 73.59% of the outstanding Units, AIMCO and its affiliates are in a position to control all voting decisions with respect to the Partnership. Although the Corporate General Partner owes fiduciary duties to the limited partners of the Partnership, the Corporate General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the Corporate General Partner, as corporate general partner, to the Partnership and its limited partners may come into conflict with the duties of the Corporate General Partner to AIMCO as its sole stockholder.
     ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of July 5, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     On June 14, 2007, AIMCO Properties, L.P. acquired four hundred (400) Units of the subject company. The acquisition was effected pursuant to a direct purchase at a purchase price of $5.00 per Unit.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Not applicable.
ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of July 5, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 9. EXHIBITS.
(a)(1) Letter to Unit Holders of the Partnership, dated July 5, 2007.

(e)	Not applicable.

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 5, 2007

U.S. REALTY PARTNERS LIMITED PARTNERSHIP

By:	U.S. REALTY I CORPORATION,
Its Corporate General Partner

By: /s/ Martha L. Long

Martha L. Long
Senior Vice President

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